UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311 Mexico

        (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

For more information contact:
Investor Relations (5255) 1944 9700
Esteban Levin elevin@dcf.pemex.com
Celina Torres ctorresu@dcf.pemex.com
David Ruelas druelas@dcf.pemex.com
Rolando Galindo rgalindog@dcf.pemex.com

August 2, 2004

PEMEX financial results report as of June 30, 2004

Financial highlights	PEMEX, Mexico's oil and gas company and the world's 8th largest integrated oil and gas company[1], announced its unaudited consolidated financial results for the six months ending June 30, 2004.
Total sales increased 10%, compared to the first semester of 2003, reaching Ps. 351.5 billion (US$30.5 billion)[2]
Crude oil exports averaged 1,838 thousand barrels per day(Mbd), up 3% from the first semester of 2003
Income before taxes and duties increased 4% from the first semester of 2003, to Ps. 193.8 billion (US$16.8 billion)
Net income in the first semester of 2004 decreased Ps. 16 billion, from the comparable semester of 2003, resulting in a loss of Ps. 19.9 billion (US$1.7 billion)

Table 1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results summary

	Six months ending June 30,
	2003	2004	Change		2004
	(Ps. mm)				(US$mm)
Total sales	318,588	351,541	10%	32,953	30,500
Domestic sales (1)	194,343	208,273	7%	13,931	18,070
Exports	124,246	143,268	15%	19,023	12,430
				-
Income before taxes and duties (1)	186,126	193,782	4%	7,656	16,813
				-
Taxes and duties	190,218	213,647	12%	23,429	18,536
				-
Net income (loss)	(4,092)	(19,865)	385%	(15,773)	(1,724)
				-
EBITDA(2)	166,251	197,885	19%	31,634	17,169
EBITDA/ Interest expense (3)	17.1	12.4

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.
(1) Includes the Special Tax on Production and Services (IEPS). As of June 30, 2003 this figure was Ps. 45,854 and as of June 30, 2004, Ps. 33,465 million.
(2) Excludes IEPS.
(3) Excludes capitalized interest.
Note: Numbers may not total due to rounding.

1 According to the Petroleum Intelligence Weekly Ranking 2003.
2 Amounts in US dollars are translated at the June 30, 2004 exchange rate of Ps. 11.5258 per US dollar.

PEMEX	Investor Relations

Operational	Total hydrocarbons production during the first semester of 2004 totalled 4,836 thousand barrels of crude oil equivalent per day, 3% greater than the production achieved during the first semester of 2003:
highlights

Crude oil production increased 2%, totalling 3,402 Mbd
Natural gas production rose 3% to 4,564 million cubic feet per day (MMcfd)
Natural gas liquids production increased 8% to 448 Mbd

During the first semester of 2004, gas flaring was 3.7% of total natural gas production

Operating items

Exploration and production

Production levels	During the first six months of 2004, crude oil and natural gas production totaled 3,402 Mbd and 4,564 MMcfd, respectively. Heavy crude oil represented 73% of total crude oil production for the period, while non-associated natural gas was 33% of total natural gas production for the period.

Gas flaring	During the first semester of 2004, gas flaring was 3.7% of total natural gas production, compared to 5.7% in the first semester of 2003.

Drilling activity	During the first semester of 2004, exploration drilling activity rose from 36 to 50 exploration wells, or 39%, compared to the first semester of 2003. Additionally, development drilling activity rose from 222 to 322 development wells, or 45% (see figure 1).

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PEMEX	Investor Relations

MSC	In the second semester of 2004, PEMEX plans to carry-out a second Multiple Services Contracts (MSC) bidding round for works and services necessary for natural gas production in the Burgos basin. In this round, PEMEX will offer four blocks:

	1.	Pandura - Anáhuac
	2.	Ricos
	3.	Pirineo
	4.	Monclova

The program established by PEMEX for the second round contemplates publishing the bidding packages in August and completing the bidding processes towards the end of the year.

PEMEX expects that the aggregate investment of these four blocks will be US$ 2.8 billion and that the additional production will total 384 MMcfd. With this production, added to that of the first blocks assigned under the MSC scheme, PEMEX estimates natural gas production, under the MSC scheme, to be around 800 MMcfd.

Gas and basic petrochemicals

Gas processing	During the first semester of 2004, dry gas processing averaged 3,121 MMcfd, 3.9% higher than the same period last year. In April, PEMEX accomplished a new record of dry gas processing, reaching 3,195 MMcfd. Gas liquids production averaged 448 Mbd, 8% higher than the observed in the first semester of 2003.

In the first six months of 2004, PEMEX began operations of two modular cryogenic plants at the Burgos gas processing centre, in northern Mexico. PEMEX expects that the operation of these cryogenic plants will allow it to recover the liquid hydrocarbons associated with the natural gas produced in the Burgos basin, and thus, increase the exports of naphthas and decrease the imports of liquefied petroleum gas (LPG).

Refining

Refined products	During the first semester of the year, operation of the coker plants at the Madero and Cadereyta refineries was stabilised allowing PEMEX to increase heavy crude oil processing, increase production of intermediate distillates and decrease production of residual or heavy products (see figure 2). Diesel and gasoline production increased 11% and 0.1%, respectively, while fuel oil production declined 11%.

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PEMEX	Investor Relations

Refining margin	PEMEX's refining margin increased 20%, from US$3.31 per barrel in the first semester of 2003 to US$3.97 per barrel in the first semester of 2004. This is due to:
	•	Higher prices of refined products
	•	The enhancement of the value added of PEMEX's processing capacity, resulting from the revamping of its refineries

Table 2
Reconfiguration of refineries

Refinery	Date of completion	Modifications (reconfiguration, modernization and improvement of logistics)	Result	Total investment (1) (Millions of dollars)

Tula	August 2002	H-Oil plant for hydrotreatment of	Production of higher value added	161
		residuals	products
Madero	October 2002	Coker plant for thermal cracking of	Production of higher value added	1,784
		heavy residuals	products
Salamanca	January 2003	H-Oil plant for hydrotreatment of	Production of higher value added	257
		residuals	products
Cadereyta	December 2003	Coker plant for thermal cracking of	Production of higher value added	1,685
		heavy residuals	products
Minatitlán	April 2008	Coker plant for thermal cracking of	150 Mbd of additional capacity.	2,412
		heavy residuals	Production of higher value added
			products

(1) Including interest

Franchises	The number of franchise gas stations rose 12%, from 5,805 as of June 30, 2003, to 6,478 as of June 30, 2004.

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PEMEX	Investor Relations

Petrochemicals

Petrochemicals production	Total petrochemicals production rose 5%, from 5,011 thousand tons (Mt) in the first semester of 2003, to 5,249 Mt in the first semester of 2004. In particular, as compared to the first semester of 2003, the production of higher value added petrochemicals, such as ethylene, styrene and ammonia increased 6%, 18% and 17%, respectively.

International trade[3]

Crude oil exports	In the first semester of 2004, PEMEX's crude oil exports averaged 1,838 Mbd, 3% higher than the registered in the first semester of 2003. Approximately 88% of the total crude oil exports consisted of heavy crude oil (Maya) and the rest of light and extra-light crude oils (Istmo and Olmeca).

79% of the total crude oil exports were allocated to the United States of America, while the remaining 21% were distributed among Europe (9%), the Far East (2%), and to the rest of America (10%).

In general terms, exports to the United States of America have increased from 74% of total exports in early 1995 to 79% in the first semester of 2004; as a result of the favourable trade logistics in the United States of America.

During the first semester of 2004, the weighted average export price of the Mexican crude oil basket was US$28.44 per barrel, compared to US$24.74 per barrel in the first semester of 2003.

Refined products and petrochemicals	Exports of refined products in the first semester of 2004 totalled 169 Mbd, 5% less than the comparable period of 2003. Exports of refined products consisted mainly of naphtha, long residue, diesel and jet fuel. Exports of petrochemicals increased 20%, to 469 Mt.

Imports of refined products in the first semester of 2004 declined 5%, to 285 Mbd, as compared to the same period of 2003. Imports of petrochemicals decreased 68% to 112 Mt.

Natural gas imports decreased 4%, to 697 MMcfd, compared to 724 MMcfd in the first semester of 2003.

________________________________
3 Source: PMI

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PEMEX	Investor Relations

Financial results as and for the six months ended June 30, 2004

Total sales

Total sales	Total gross sales (including the special tax on production and services, IEPS) increased 10% in constant pesos, to Ps. 351.5 billion (US$30.5 billion) for the first semester of 2004, as compared to Ps. 318.6 billion in the corresponding period of 2003.

Domestic sales	Total gross domestic sales (including IEPS) increased 7%, from the Ps. 194.3 billion during the first semester of 2003, to Ps. 208.3 billion (US$18.1 billion) during the first semester of 2004:

	•	Gross sales of refined products grew 4%, from Ps. 161.5 billion to Ps.167.9 billion (US$14.6 billion). Sales of refined products net of IEPS grew 16%, from Ps. 115.6 billion to Ps. 134.4 billion (US$11.7 billion). Refined products sales volume increased 1%, rising from 1,683 Mbd to 1,706 Mbd. The IEPS generated by these sales decreased 27%, from Ps. 45.9 billion to Ps. 33.5 billion (US$2.9 billion)
	•	Natural gas sales rose 20%, from Ps. 27.2 billion to Ps. 32.6 billion (US$2.8 billion). Natural gas sales volume increased 7%, from 2,552 MMcfd to 2,728 MMcfd. The average realized price of natural gas as of June 30, 2004 was US$6.01 per million of British Thermal Unit
	•	Petrochemical sales increased 39%, from Ps. 5.6 billion to Ps. 7.8 billion (US$0.7 billion). Petrochemicals sales volume grew 13%, from 1,527 Mt to1,722 Mt

Exports	Export sales totalled Ps. 143.3 billion (US$12.4 billion), 15% higher than the export sales registered in the first semester of 2003 of Ps. 124.2 billion:

	•	Crude oil export sales increased 15%, from Ps. 111.9 billion to Ps. 128.9 billion (US$11.2 billion). Crude oil export sales volume rose 3%, from1,793 Mbd to 1,838 Mbd
	•	Refined products export sales rose 11%, from Ps. 11.5 billion to Ps. 12.8 billion (US$1.1 billion). Refined products export sales volume fell 5%, from 178 Mbd to 169 Mbd
	•	Petrochemical products export sales increased 88%, from Ps. 0.8 billion to Ps. 1.5 billion (US$0.1 billion). The sales volume of petrochemical products grew 20%, from 391 Mt to 469 Mt

Costs and operating expenses

Costs and expenses grew 2%	Costs and operating expenses increased 2% with respect to the first semester of 2003, reaching Ps. 132.2 billion (US$11.5 billion) for the first semester of 2004.

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PEMEX	Investor Relations

Cost of sales	Cost of sales increased 1%, or Ps. 1.2 billion (US$0.1 billion), to Ps. 106.2 billion (US$9.2 billion). The increase is primarily composed of the following changes

	•	A Ps. 6.3 billion (US$0.6 billion) increase in conservation and maintenance costs
	•	A Ps. 2.7 billion (US$0.2 billion) increase in exploration expenses
	•	A Ps. 1.4 billion (US$0.1 billion) increase in maquila product expenses and purchases of imported products
	•	A Ps. 1.4 billion (US$0.1 billion) increase in the cost of the reserve for retirement payments, pensions and indemnities
	•	An offsetting effect of Ps. 5.8 billion (US$0.5 billion) mainly explained by the variation in inventories
	•	An offsetting effect of Ps. 4.4 billion (US$0.4 billion) due to the elimination of the specific oil-field exploration and depletion reserve, as a consequence of implementing the successful efforts method for the accounting of costs incurred in exploration, acquisition and development ofoil and gas reserves
	•	A Ps. 0.4 billion (US$0.03 billion) decrease in depreciation and amortization expenses

Operating expenses	Transportation and distribution expenses increased 6%, from Ps. 8.1 billion in the first semester of 2003 to Ps. 8.6 billion (US$0.7 billion) in the first semester of 2004.

Administrative expenses increased 6%, from Ps. 16.4 billion in the first semester of 2003 to Ps. 17.4 billion (US$1.5 billion) in the first semester of 2004.

Cost of the reserve for retirement payments	The cost of the reserve for retirement payments, pensions and indemnities increased 9%, from Ps. 19.5 billion in the first semester of 2003 to Ps. 21.3 billion (US$1.8 billion) in the first semester of 2004. This cost is distributed among cost of sales, transportation and distribution expenses and administrative expenses.

Operating Income

Operating Income	Operating income in the first semester of 2004 totalled Ps. 219.3 billion (US$19 billion), 16% higher than the comparable figure for the first semester of 2003 of Ps. 189.1 billion.

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PEMEX	Investor Relations

Comprehensive financing cost

Increase of comprehensive financing cost	Comprehensive financing cost increased 209% in the first semester of 2004 as compared to the same period of 2003, from Ps. 5.8 billion to Ps. 17.9 billion (US$1.5 billion) (see table 3).

Net interest	Net interest expense increased 57%, to Ps. 9.4 billion (US$0.8 billion) in the first semester of 2004, from Ps. 6 billion in the comparable period of 2003.

Interest expense increased Ps. 6.2 billion, while interest income increased Ps. 2.8 billion. The increase in net interest was mostly due to the Ps. 105.4 billion (US$9.1 billion) increase in debt.

Foreign exchange loss	Foreign exchange loss totalled Ps. 13.3 billion (US$1.2 billion) in the first semester of 2004 as compared to a foreign exchange loss of Ps. 4.1 billion in the first semester of 2003. This increase of 223% was primarily a consequence of:

• The depreciation of the Mexican peso against the US dollar (10% from June 30, 2003 to June 30, 2004)
• The increase in outstanding debt
• The gradual implementation of the Accounting Bulletin B-10 during 2003, which resulted in foreign exchange loss as of June 30, 2003 not being fully reflected

Monetary gain	The monetary gain for the first semester of 2004 was Ps. 4.9 billion (US$0.4 billion), representing a 13% increase over the monetary gain during the first semester of 2003 of Ps. 4.4 billion.

Table 3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Comprehensive financing cost

	Six months ending June30,
	2003	2004	Change		2004
		Ps. mm)			(US$mm)
Comprehensive financing cost	5,774	17,857	209%	12,083	1,549
Interest income	(3,697)	(6,516)	76%	(2,819)	(565)
Interest expense	9,722	15,963	64%	6,241	1,385

Foreign exchange loss (gain)	4,137	13,348	223%	9,210	1,158

Monetary loss (gain)	(4,387)	(4,938)	13%	(550)	(428)

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.
Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Other expenses (revenues)

Impact of Bulletin C-15	During the first half of 2004, other net expenses increased by Ps. 10.5 billion, declining from Ps. 2.8 billion in other revenues during the first six months of 2003, to Ps. 7.7 billion (US$0.7 billion) in other expenses during the corresponding period of 2004.

The increase is mainly due to the recognition of the impairment of the value of fixed assets of Pemex Refinación (Pemex Refining) in accordance with the application of the Accounting Bulletin C-15 "Impairment of fixed assets and their disposal". Although it is expected that the application of this bulletin will also affect results in later periods, the impact is not expected to be greater than that observed during the first half of 2004.

The objective of the Accounting Bulletin C-15 is to show in net income (loss) for the period the difference between the value assigned to an asset and the present value of the expected future cash flows associated with that asset.

Income before taxes and duties

Income before taxes	Income before taxes and duties during the first semester of 2004 was Ps. 193.8 billion (US$16.8 billion), 4% higher than the Ps. 186.1 billion observed in the same period of 2003.

Taxes and duties

12% increase	PEMEX's taxes and duties payment is equivalent to 60.8% of its total sales plus the duty for exploration, gas, refining and petrochemicals infrastructure.

During the first semester of 2004, taxes and duties (including IEPS) increased 12% to Ps. 213.6 billion (US$18.5 billion) from Ps. 190.2 billion for the same period of 2003.

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PEMEX	Investor Relations

Duty for exploration, gas, refining	The duty for exploration, gas, refining and petrochemicals infrastructure replaces the prior excess gains duty and is equal to 39.2%
of the revenues from crude oil export sales in excess of a threshold crude oil price set by the Mexican Government. In 2004, the threshold price is US$20.00 per barrel compared to US$18.35 per barrel in 2003.

and
petrochemicals
infrastructure

The calculation of this duty is equal to that of the excess gains duty to which PEMEX was subject prior to 2004. PEMEX paid Ps. 12.6 billion
(US$1.1 billion) in the first semester of 2004, 41% above the Ps. 8.9 billion paid in the comparable period of 2003.

The Income Law (Ley de Ingresos de la Federación 4) for the fiscal year 2004 establishes that: "the amount that derives from this duty…
will be allocated to  the investment in infrastructure in exploration, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities perform".

The mechanics for the reimbursement of this duty are in the process of definition. Thus, the potential revenues resulting from this duty are not yet recognized.

Table 4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Taxes and duties

		Six month sending June 30,
	2003	2004	Change		2004
	(Ps.mm)				(US$mm)

Total taxes and duties	190,218	213,647	12%	23,429	18,536
Hydrocarbon extraction duties and other
(excluding excess gains duties)	135,419	167,611	24%	32,192	14,542
Special Tax on Production and Services
(IEPS)	45,854	33,465	-27%	(12,390)	2,903
Duty for exploration, gas, refining and
petrochemicals infrastructure (1)	8,945	12,571	41%	3,626	1,091

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.

(1) For 2003, amount represents excess gains duties.

Note: Numbers may not total due to rounding.

4 Fraction XI "Aprovechamiento para Obras de Infraestructura en Materia de Exploración, Gas, Refinación y Petroquímica", of the Article 7, Chapter II "De las Obligaciones de Petróleos Mexicanos".

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PEMEX	Investor Relations

Net loss

Net loss of US$1.7 billion		In the first semester of 2004, PEMEX recorded a net loss of Ps. 19.9 billion; (US$1.7 billion), compared to a net loss of Ps. 4.1 billion in the comparable semester of 2003. This Ps. 15.8 billion (US$1.4 billion) increase in net loss is primarily explained by increases in:

	•	Foreign exchange loss of Ps. 9.2 billion (US$0.8 billion)
	•	Other expenses of Ps. 10.5 billion (US$0.9 billion)
	•	Duty for exploration, gas, refining and petrochemicals infrastructure of Ps.3.6 billion (US$0.3 billion)

EBITDA

EBITDA increased 19%	EBITDA increased 19% to Ps. 197.9 billion (US$17.2 billion) in the first semester of 2004 from Ps. 166.3 in the first semester of 2003. EBITDA is reconciled to net income (loss) as shown in the following table:

Table 5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation

		Six months ending June 30,
	2003	2004	Change		2004
	(Ps.mm)				(US$mm)
Net Income (loss)	(4,092)	(19,865)	385%	(15,773)	(1,724)

+ Taxes and duties	190,218	213,647	12%	23,429	18,536
Special Tax on Production and
- Services(IEPS)	45,854	33,465	-27%	(12,390)	2,903

+ Comprehensive financing cost	5,774	17,857	209%	12,083	1,549
+ Depreciation and financing cost	20,206	19,712	-2%	(494)	1,710
EBITDA	166,251	197,885	19%	31,634	17,169

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.
Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Total assets

Total assets	As of June 30, 2004, total assets were Ps. 896.7 billion (US$77.8 billion), representing a 10% increase with respect to total assets as of June 30, 2003.
increased 10%

	•	Current assets increased 43%, or Ps. 59 billion, reflecting higher levels of cash
	•	Fixed assets increased 2%, or Ps. 13.2 billion, reflecting new investments
	•	Other assets increased 8%, or Ps. 11.6 billion, mainly as a result of PEMEX’s shareholdings in Repsol YPF, S.A.

Total liabilities

Liabilities	Total liabilities increased 24%, to Ps. 878.6 billion (US$76.2 billion), with respect to June 30, 2003.
increased 24%
	•	Short-term liabilities increased 35%, to Ps. 139.9 billion (US$12.1 billion), principally as a result of the increase in taxes payable and short-term documented debt
	•	Long-term liabilities increased 22%, to Ps. 738.6 billion (US$64.1 billion), due to the increase of long-term documented debt
As a result of the application of the Accounting Bulletin C-9, the reserve for dismantlement and abandonment activities, sundry creditors and others was reclassified from fixed assets to other non-current liabilities at year end 2003

Total debt is discussed in greater length below under "Financing Activities".

Reserve for retirement payments	The reserve for retirement payments, pensions and seniority premiums increased 8%, from Ps. 288.3 billion as of June 30, 2003 to Ps. 310.9 billion (US$27 billion). The increase of Ps. 22.6 billion (US$2 billion) resulted from:
	•	A Ps. 14.1 billion (US$1.2 billion) increase due to the annual increase of covered employees, seniority, salaries, pensions and other post-retirement benefits
	•	A Ps. 8.9 billion (US$0.8 billion) increase due to changes in actuarial assumptions
	•	A Ps. 5.1 billion (US$0.4 billion) increase due to a decrease of one year in the funding period
	•	An offsetting effect of Ps. 5.5 billion (US$0.5 billion) from an increase in the funding of the pension plan assets

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Equity

Equity	As of June 30, 2004, PEMEX's equity declined 83%, or Ps. 85.5 billion, from Ps. 103.6 billion as of June 30, 2003 to Ps 18.1 billion (US$1.6 billion). This reduction is primarily explained by an increase of the accumulated net losses of Ps. 66.5 billion (US$5.8 billion) that, among others, include the payment of the minimum guaranteed dividends of Ps. 10 billion in June 2004.
reduction of
Ps. 85.5 billion

Statement of changes in financial position

Operating activities	The funds provided by operating activities from January 1 to June 30 2004 totalled Ps. 12.1 billion (US$1 billion); this represents a decrease of 58% as compared to the funds provided in the same period of 2003. The Ps. 17 billion (US$1.5 billion) decline is principally attributable to the following variations:

• An increase of net loss of Ps 15.8 billion (US$1.4 billion)
• A decrease in non-cash items, which adjust net loss, of Ps. 3.1 billion (US$0.3 billion)
• An increase in working capital of Ps. 1.9 billion (US$0.2 billion)

Financing activities	The funds provided by financing activities from January 1 to June 30 2004 were Ps. 28.8 billion (US$2.5 billion), represents an increase of 88% with respect to funds provided in the same period of 2003.

Investment activities	The funds used in investing activities from January 1 to June 30, 2004 was Ps. 21.2 billion (US$1.8 billion), 45% less than the funds used in investing activities in the same period of 2003.

Cash position	The resulting cash position from January 1 to June 30, 2004 was Ps. 94.2 billion (US$8.2 billion), 80% higher than the Ps. 52.3 billion in the same period of 2003.

Free cash flow	Free cash flow is a non-GAAP measure and represents funds provided from operating activities minus funds used in investing activities.

Free cash flow for the first six months of the year was Ps. (9.1) billion (US$(0.8) billion), as the funds provided from operating activities were less than the funds used in investing activities, Ps. 12.1 billion and Ps. 21.2 billion, respectively. From January 1 to June 30, 2003, free cash flow was Ps. (9.3) billion for similar reasons.

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Financing activities

Financing needs

2004 financing program	In 2004, PEMEX's financing program contemplates between US$7 and US$8 billion. As of August 2, 2004, US$5.6 billion have been raised:

	•	US$2.5 billion in foreign capital markets. This amount includes a 6.375% EUR 850 million bond due 2016 that PEMEX expects to issue on August 5, 2004 and excludes the US$1.4 billion of 4.5% guaranteed exchangeable bonds for shares of Repsol YPF, S.A due 2011
	•	US$2.3 billion in the Mexican capital market
	•	US$0.5 billion from export credit agencies (ECA's)
	•	US$0.3 billion in bank loans

Capital markets

Petróleos Mexicanos	On June 30, 2004, Petróleos Mexicanos obtained a syndicated revolving credit facility that will be used to fund working capital needs. The facility is divided in two tranches:

	•	US$600 million maturing on December 31, 2007 and paying a spread over the corresponding Libor rate of 0.55% per year
	•	US$650 million maturing on June 30, 2009 and paying a spread over the corresponding Libor rate of 0.75% per year

This syndicated revolving credit facility replaced two bankers acceptance credit facilities totaling US$785 million and a commercial paper program of US$445 million.

Short-term bond program	Petróleos Mexicanos and the Mexican Trust F/163 are in the process of establishing a short term bond program of Ps.10 billion, which will also be used to fund working capital needs. Under this program, either Petróleos Mexicanos or the F/163 may issue bonds having maturities of less than 360 days

Master Trust	During the first semester of 2004, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, issued US$1.5 billion of floating rate instruments due 2010.

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PEMEX	Investor Relations

F/163	During the second quarter of 2004, the F/163 did not make any issuance. The following recaps the issuances done since October 2003:

On January 30, 2004, the F/163 reopened its peso bond issuances of October 24, 2003, and placed the following additional amounts:

	•	Ps. 4 billion of floating rate instruments due 2007
	•	Ps. 5 billion of floating rate instruments due 2009
	•	Ps. 2.5 billion of 8.38% instruments due 2010

In addition, as part of the increase in the peso bond program, on March 26, 2004, the F/163 reopened, for second time, its October 2003 issuances and placed the following amounts:

	•	Ps. 6 billion of floating rate instruments due 2007
	•	Ps. 6 billion of floating rate instruments due 2009
	•	Ps. 2.7 billion of 8.38% instruments due 2010

Considering the first peso bond issuance on October 24, 2003 and the reopenings of January and March, 2004, the aggregate amount of the peso bonds issuances totals Ps. 32.7 billion, distributed as follows:

	•	Ps. 13 billion of floating rate instruments due 2007
	•	Ps. 13.5 billion of floating rate instruments due 2009
	•	Ps. 6.2 billion of 8.38% instruments due 2010

Repcon Lux	On January 26, 2004, RepCon Lux S.A., a financing vehicle formed in Luxemburg, issued US$1.37 billion of 4.5% guaranteed exchangeable bonds due 2011.

These bonds are guaranteed by PEMEX and are exchangeable for shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

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Total debt

Total debt of Ps. 461.1 billion	As of June 30, 2004, total consolidated debt including accrued interest was Ps. 461.1 billion (US$40.1 billion). This figure represents an increase of 30%, or Ps.105.4 billion, compared to the figure recorded on June 30, 2003. Total debt includes:

	•	Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Trust F/163 and RepConLux, S.A.
	•	Notes payable to contractors
	•	Sale of future accounts receivable

The net debt, or the difference between debt and cash equivalents, increased Ps. 63.5 billion, from Ps. 303.4 billion as of June 30, 2003 to Ps. 367 billion (US$ 31.8 billion) as of June 30, 2004.

Table 6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated total debt

	As of June30,
	2003	2004	Change		2004
		(Ps. mm)			(US$mm)
Documented debt (1)	296,698	407,868	37%	111,170	35,387
Short-term	43,809	56,921	30%	13,112	4,939
Long-term	252,888	350,946	39%	98,058	30,449
				-
Notes payable to contractors	15,012	14,549	-3%	(463)	1,262
Short-term	1,728	2,108	22%	380	183
Long-term	13,284	12,441	-6%	(843)	1,079
				-
Sale of future accounts receivable(2)	43,994	38,732	-12%	(5,262)	3,360
Long-term	43,994	38,732	-12%	(5,262)	3,360
				-
Total debt	355,704	461,149	30%	105,446	40,010
Short-term	45,538	59,030	30%	13,492	5,122
Long-term	310,166	402,120	30%	91,954	34,889

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.
(1)	Consistent with Securities and Exchange Commission filings.
(2)	Represents Pemex Finance debt.
Note: Numbers may not total due to rounding.

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Short-term debt	Total debt with a remaining maturity of less than twelve months was Ps. 59 billion (US$5.1 billion) as of June 30, 2004, including:

• Ps. 56.9 billion (US$4.9 billion) in documented debt
• Ps. 2.1 billion (US$0.2 billion) in notes payable to contractors

As of June 30, 2003, the corresponding amounts were Ps. 43.8 billion and Ps. 1.7 billion, respectively. Total short-term debt was Ps. 45.5 billion.

Long-term debt	Total long-term debt as of June 30, 2004 was Ps. 402.1 billion (US$34.9 billion). This figure includes:

• Ps. 350.9 billion (US$30.4 billion) in documented debt
• Ps. 12.4 billion (US$1.1 billion) in notes payable to contractors
• Ps. 38.7 billion (US$3.4 billion) in sale of future accounts receivable

As of June 30, 2003 these figures were Ps. 252.9 billion, Ps. 13.3 billion and Ps. 44 billion, respectively. Total long-term debt was Ps. 310.2 billion.

Ratios	The ratio of EBITDA to interest expense (excluding capitalized interest) was12.4 as of June 30, 2004, compared to 17.1 as of June 30, 2003. Whereas, the ratio of EBITDA to net interest was 20.9 as of June 30, 2004, compared to 27.6 as of June 30, 2003.

Maturity profile	The following table shows the maturity profile of PEMEX's total debt by currency:

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Table 7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile

		As of June 30, 2004
		(Ps. mm)	US$mm

Documented debt in pesos		53,777	4,666
	2004	2,883	250
	One year	722	63
	Two years	7,167	622
	Three years	17,944	1,557
	Four years	4,944	429
	Five yearsand beyond	20,116	1,745

Documented debt in other currencies		407,372	35,344
	2004	29,933	2,597
	One year	25,492	2,212
	Two years	66,746	5,791
	Three years	44,409	3,853
	Four years	50,583	4,389
	Five years and beyond	190,210	16,503

Total debt		461,149	40,010

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.

Note: Numbers may not total due to rounding.

Interest rate risk	PEMEX´s policy is to maintain an adequate balance between fixed and floating rate liabilities, in order to mitigate the impact of fluctuations in interest rates. As of June 30, 2004, approximately 55% of PEMEX's debt and minimum guaranteed dividends exposure bore interest at a fixed rate, versus 45% bearing interest at floating rates.

Mainly US$ at fixed rate	The following table sets forth PEMEX's debt and minimum guaranteed dividends exposure to currency and interest rate risk:

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Table 8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt and minimum guaranteed dividends exposure
(without accrued interest)

			As of June 30,
	2003	2004	2003	2004	2003	2004
			Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	96.89%	88.19%	61.57%	60.58%	38.43%	39.42%
Mexican pesos	2.78%	11.55%	0.00%	15.40%	100.00%	84.60%
Euros	0.02%	0.01%	8.81%	13.39%	91.19%	86.61%
Japanese yen	0.30%	0.24%	100.00%	100.00%	0.00%	0.00%;
Swiss francs	0.001%	0.001%	0.00%	0.00%	100.00%	100.00%
Total	100.00%	100.00%	59.96%	55.45%	40.04%	44.55%

Note: Numbers may not total due to rounding.

Duration	The average duration of the debt and minimum guaranteed dividends exposure is presented in the following table.

Table 9
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Average duration of debt and minimum guaranteed dividends exposure

		As of June 30,
	2003	2004	Change
		(Years)
U.S. Dollars	4.1	3.6	(0.5)
Mexican pesos	0.1	0.7	0.6
Euros	0.7	0.8	0.2
Japanese yen	3.6	3.1	(0.5)
Swiss francs	0.5	0.5	0.0
Total	4.0	3.2	(0.7)
Note: Numbers may not total due to rounding.

Other relevant topics

Wages Revision Agreement 2004-2005	On July 27, 2004 the General Director of Petróleos Mexicanos, Raúl Muñoz Leos, and the General Secretary of the Oil Workers Union, Carlos Romero Deschamps, signed the Wages Revision Agreement 2004-2005, which establishes a 4% wages increase to wages plus benefits since August 1, 2004.

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Annex

Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Operating statistics

		As of June 30,
	2003	2004	Change
Production
Total hydrocarbons (Mboed)	4,705	4,836	3%
Liquid hydrocarbons (Mboed) (1)	3,742	3,850	3%
Crude oil	3,328	3,402	2%
Natural gas liquids (includes condensates)	414	448	8%
Natural gas (Mboed)	964	986	2%

Natural gas (MMcfd)	4,433	4,564	3%
Refined products (Mbd) (2)	1,581	1,601	1%
Petrochemicals (Mt)	5,011	5,249	5%

Domestic sales
Natural gas (MMcfd)	2,552	2,728	7%
Refined products (Mbd)	1,683	1,706	1%
Gasoline	591	625	6%
Other	1,092	1,081	-1%
Petrochemicals (Mt)	1,527	1,722	13%

Foreign trade (3)
Export volumes
Crude oil (Mbd)	1,793	1,838	3%
Heavy	1,554	1,613	4%
Light	32	5	-83%
Extra-light	207	219	6%
Average realized price of crude oil exports (US$/b)	24.74	28.44	15%
Refined products (Mbd) (2)	178	169	-5%
Petrochemicals (Mt)	391	469	20%
Import volumes (4)
Natural gas (MMcfd)	724	697	-4%
Refined products (Mbd) (2)	299	285	-5%
Petrochemicals (Mt)	350	112	-68%

(1)	1 Mboed = 1 Mbd
(2)	Includes liquefied petroleum gas.
(3)	Source: PMI except natural gas imports.
(4)	Excludes the volume of imported products under processing agreements.

Note: Numbers may not total due to rounding.

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Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated balance sheets

		As of June 30,
	2003	2004	Change		2004
	(Ps. mm)				(US$mm)
Current assets	138,135	197,088	43%	58,952	17,100

Cash & cash equivalents	52,254	94,162	80%	41,907	8,170

Accounts receivable	60,841	70,756	16%	9,915	6,139
Inventories	25,039	32,170	28%	7,130	2,791

Properties and equipment	536,580	549,787	2%	13,207	47,701
Other non-current assets	138,170	149,788	8%	11,618	12,996

Total assets	812,886	896,663	10%	83,778	77,796

Short-term liabilities	103,772	139,922	35%	36,149	12,140
Short-term debt (1)	45,538	59,030	30%	13,492	5,122
Others (2)	58,235	80,892	39%	22,657	7,018

Long-term liabilities	605,520	738,634	22%	133,114	64,085
Long-term debt (3)	310,166	402,120	30%	91,954	34,889
Reserve for retirement payments,
pensions and seniority premiums	288,257	310,851	8%	22,594	26,970
Other non-current liabilities (4)	7,097	25,663	262%	18,566	2,227

Total liabilities	709,292	878,556	24%	169,264	76,225

Total equity	103,593	18,107	-83%	(85,486)	1,571

Total liabilities & equity	812,886	896,663	10%	83,778	77,796

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.

(1) Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepconLux) and notes payable to contractors. As of June 30, 2003 these figures were Ps. 43,809 and Ps. 1,728 million, respectively; as of June 30, 2004, Ps. 56,921 and Ps. 2,108 million, respectively.

(2) Includes accounts payable to suppliers, accounts payable and accrued expenses and taxes payable. As of June 30, 2003 these figures were Ps. 21,099, Ps.11,574 and Ps. 25,562 million, respectively; as of June 30, 2004, Ps. 25,106, Ps. 10,909 and Ps. 44,878 million, respectively.

(3) Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepconLux), notes payable to contractors and sale of future accounts receivable. As of June 30, 2003 these figures were Ps. 252,888, Ps. 13,284 and Ps. 43,994 million, respectively; as of June 30, 2004, Ps. 350,946, Ps. 12,441 and Ps. 38,732 million, respectively.

(4) Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.

Note: Numbers may not total due to rounding.

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Table A3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statements of operations

		Six months ending June 30,
	2003	2004 Change			2004
		(Ps. mm)			(US$mm)
Total sales	318,588	351,541	10%	32,953	30,500
Domestic sales (1)	194,343	208,273	7%	13,931	18,070
Exports	124,246	143,268	15%	19,023	12,430

Costs and expenses (2)	129,505	132,217	2%	2,712	11,471
Cost of sales	105,037	106,211	1%	1,175	9,215
Transportation and distribution
expenses	8,075	8,599	6%	524	746
Administrative expenses	16,394	17,407	6%	1,013	1,510

Operating income	189,083	219,324	16%	30,241	19,029

Comprehensive financing cost (3)	5,774	17,857	209%	12,083	1,549
Other expenses (revenues)	(2,817)	7,686	-373%	10,503	667

Income before taxes and duties	186,126	193,782	4%	7,656	16,813

Taxes and duties	190,218	213,647	12%	23,429	18,536
Hydrocarbon extraction duties and
other	144,363	180,182	25%	35,818	15,633
Special Tax on Production and
Services (IEPS)	45,854	33,465	-27%	(12,390)	2,903

Net income (loss)	(4,092)	(19,865)	385%	(15,773)	(1,724)

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.

(1) Includes the Special Tax on Production and Services (IEPS). As of June 30, 2003 this figure was Ps. 45,854 and as of June 30, 2004, Ps. 33,465 million.

(2) Includes the cost of the reserve for retirment payments, pensions and indemnities. As of June 30, 2003 this figure was Ps. 19,512 and as of June 30, 2004, Ps. 21,304 million.

(3) Includes net interest, foreign exchange loss and the monetary loss or (gain). As of June 30, 2003 these figures were Ps. 6,025, Ps. 4,137 and Ps. (4,387) million, respectively; as of June 30 2004, Ps. 9,447, Ps. 13,348 and Ps. (4,938) million, respectively.

Note: Numbers may not total due to rounding.

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Table A4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Equity

		As of June30,
	2003	2004	Change		2004
		(Ps. mm)			(US$mm)
Total equity	103,593	18,107	-83%	(85,486)	1,571

Certificates of contribution "A"	83,915	83,915	0%	-	7,281
Specific oil-field exploration and
depletion reserve	18,387	-		(18,387)	-
Restatement of equity	133,509	132,944		(564)	11,535
Accumulated losses	(132,218)	(198,753)	50%	(66,535)	(17,244)
From prior years	(128,126)	(178,888)	40%	(50,761)	(15,521)
Net loss for the period	(4,092)	(19,865)	385%	(15,773)	(1,724)

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.

Note: Numbers may not total due to rounding.

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Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statements of changes in financial position

		Six months ending June 30,
	2003	2004	Change		2004
		(Ps. mm)			(US$mm)
Operating activities
Net income (loss)	(4,092)	(19,865)	385%	(15,773)	(1,724)
Charges to operations not requiring the use of
funds:	44,136	41,016	-7%	(3,119)	3,559
Depreciation and amortization	20,206	19,712	-2%	(494)	1,710
Cost of the reserve for retirement
payments, pensions and indemnities	19,512	21,304	9%	1,792	1,848
Specific oil-field exploration and depletion
reserve	4,418	-	-100%	(4,418)	-
Changes in working capital:	(10,929)	(9,059)	-17%	1,870	(786)
Accounts, notes receivable and other	(2,365)	557	-124%	2,922	48
Inventories	761	(4,261)	-660%	(5,022)	(370)
Intangible asset derived from actuarial
computation of labor obligations and other
assets	(422)	(12,443)	2850%	(12,022)	(1,080)
Suppliers	(9,813)	(8,961)	-9%	852	(777)

Accounts payable and accrued expenses	4,465	3,454	-23%	(1,011)	300
Taxes payable	(2,652)	7,659	-389%	10,311	665
Reserve for dismantlement and
abandonment activites, sundry creditors
and others	(1,022)	5,638	-652%	6,660	489
Reserve for retirement payments,
pensions and seniority premiums	(592)	(701)	18%	(109)	(61)
Exploration and well -drillling expenses
charged to the specific oil-field exploration
and depletion reserve	711	-	-100%	(711)	-
Funds provided (used) by operating
activities	29,114	12,092	-58%	(17,022)	1,049

Financing activities
Minimum guaranteed dividends paid to the
Mexican Government	(10,138)	(10,175)	0%	(37)	(883)
Other equity movements - net	227	922	306%	695	80
Notes payable to contractors - net	(15,610)	(713)	-95%	14,898	(62)
Documented debt - net	42,667	41,091	-4%	(1,576)	3,565
Sale of future accounts receivable - net	(1,880)	(2,359)	25%	(479)	(205)
Funds provided (used) by financing
activities	15,265	28,767	88%	13,501	2,496

Investing activities
Increase in fixed assets - net	(38,461)	(21,183)	-45%	17,278	(1,838)
Funds provided (used) by investing
activities	(38,461)	(21,183)	-45%	17,278	(1,838)

Net increase in cash and cash equivalents	5,918	19,676	232%	13,758	1,707
Cash and cash equivalents at the beginning
of the year	46,336	74,486	61%	28,150	6,463
Cash and cash equivalents at the end of the
year	52,254	94,162	80%	41,907	8,170

Funds provided (used) by operating activities	29,114	12,092	-58%	(17,022)	1,049
Increase in fixed assets - net	(38,461)	(21,183)	-45%	17,278	(1,838)
Free cash-flow	(9,347)	(9,091)	-3%	256	(789)

Minimum guaranteed dividends paid to the
Mexican Government	(10,138)	(10,175)	0%	(37)	(883)
Discretional free cash-flow	(19,486)	(19,266)	-1%	220	(1,672)

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.

Note: Numbers may not total due to rounding.

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Table A6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Total sales, net income (loss) and total assets by segment
Figures in millions of constant pesos as of June 30, 2004

					Subsidiary
					Companies
	Exploration and		Gas and Basic		and	Intersegment
	Production	Refining (1)	Petrochemicals	Petrochemicals	Corporate	Eliminations	Total

Six months ending June 30, 2004
Total sales	251,271	127,057	83,141	10,529	183,442	(303,899)	351,541
External clients	107,332	119,460	58,965	8,216	173,584	(116,016)	351,541
Intersegments	143,939	7,598	24,175	2,313	9,858	(187,883)	-

Net income (loss)	(2,886)	(23,020)	4,873	(5,016)	(19,563)	25,746	(19,865)

As of June 30, 2004
Assets	652,242	242,049	90,406	34,210	880,458	(1,002,701)	896,663

Six months ending June 30, 2003
Total sales	214,944	108,449	73,680	8,033	165,618	(252,136)	318,588
External clients	89,189	101,787	50,753	5,764	156,784	(85,689)	318,588
Intersegments	125,755	6,662	22,927	2,269	8,833	(166,446)	-

Net income (loss)	9,955	(17,881)	3,927	(5,680)	(3,285)	8,871	(4,092)

As of June 30, 2003
Total assets	568,374	224,020	82,319	36,360	743,570	(841,758)	812,886

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.

(1) External clients sales of Refining are net of IEPS.

Note: Numbers may not total due to rounding.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex Exploración y Producción, Pemex Refinación, Pemex Gas y Petroquímica Básica and Pemex Petroquímica. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the June 30, 2004 exchange rate of Ps. 11.5258 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX most recent Form 20-F filing with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicator of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petroleos Mexicanos
By: /s/ OCTAVIO ORNELAS ESQUINCA Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: August 10, 2004

FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.